Exhibit 99.2

28 September 2004

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

James Hardie Industries N.V. ARBN 097 829 895 Incorporated in The Netherlands The liability of members is limited
4th Floor, Atrium, Unit 04-07 Strawinskylaan 3077 1077 ZX Amsterdam, The Netherlands Or Level 3, 22 Pitt Street Sydney NSW 2000

Telephone: Fax:	31-20-301 2980 31-20-404 2544
Or
Telephone: Fax:	+61 2 8274 5246 +61 2 8274 5218

Statement from Peter Macdonald – James Hardie

The report from the NSW Special Commission of Inquiry into the establishment of the Medical Research and Compensation Foundation contains a number of findings about me. In the interests of James Hardie and its shareholders, the Board and I have agreed that I will step aside today from my position as CEO pending further clarification of these findings.

I acknowledge that the funding provided to the Foundation that was established to pay asbestos disease sufferers has proven to be insufficient. I apologise for any anxiety and distress that this funding shortfall may have caused.

It is my intention to vigorously defend myself against allegations made by Commissioner Jackson, at the appropriate time and in the proper forum. In the meantime, I look forward to continuing to work in the best interests of the company and its shareholders — and to ensuring James Hardie continues to grow and perform strongly. I believe this is in the best interest of all stakeholders.

Peter Macdonald
James Hardie